FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of February 03, 2005

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: February 03, 2005	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd. Suite 400, 534 - 17th Ave. S.W. Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about February 03, 2005

Item 3.	News Release

February 03, 2005, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Announces New Board Appointments

TAG Oil Ltd. (OTCBB: TAGOF) announced today the appointment of Paul Infuso and Jim Smith to the board of directors.

Also, TAG Oil would like to acknowledge the contributions made by the outgoing Directors, Mr. Gordon Abougoush and Mr. Barry MacNeil and thank them for their valuable service.

Item 5.	Full Description of Material Change

Calgary, Alberta - February 3, 2005 -- /PRNewswire/-- TAG Oil Ltd. (OTCBB: TAGOF) announced today the appointment of Paul Infuso and Jim Smith to the board of directors.

Mr. Infuso, is an oil and gas executive with 23 years experience. Mr. Infuso has previously held executive and leadership positions with both Ulster Petroleum and Impact Energy, where he was responsible for creating significant value and growth.

Mr. Smith, a seasoned business executive, has over 30 years experience with public equity, financial management and reporting. He has been involved in the oil and gas industry at an executive level since 1983 and was instrumental in raising over 2 billion in equity and debt. Mr. Smith has formerly worked as CFO of Crestar Energy from its inception, Vice-President of Amoco Canada and as an executive for Dome Petroleum.

TAG Oil would like to acknowledge the contributions made by the outgoing Directors, Mr. Gordon Abougoush and Mr. Barry MacNeil and thank them for their valuable service.

Alan Hart, Chairman of TAG Oil stated, "Paul and Jim bring a wealth of expertise to the Company as well as representation within the Calgary oil and gas community. I look forward to working with them both, and our remaining Board members, to continue implementing TAG Oil's international growth strategy."

TAG Oil Ltd. is a Canadian exploration company with operations in the Taranaki and Canterbury basins of New Zealand. As at January 31, 2005 the Company had 10,784,581 shares outstanding (18,167,076 fully diluted).

TAG Oil's regulatory filings can be viewed at www.sec.gov or www.sedar.com.

For further information:

Drew Cadenhead, President and CEO
1-403-770-1934

Garth Johnson, CFO
1-604-682-6496

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial Officer (604) 682-6496

Item 9.	Date of Report

February 3, 2005

"Garth Johnson" ______________________________ Garth Johnson, Corporate Secretary/Chief Financial Officer Place of Declaration: Vancouver, British Columbia